Exhibit 99.2

ASX ANNOUNCEMENT

November 28th, 2012

ImmunAid Annual General Meeting

The Board of Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to report that the Annual General Meeting of ImmunAid Pty. Ltd., in which GTG has a 45% direct holding, was held this morning at GTG’s headquarters in Melbourne.  The meeting was attended by ImmunAid shareholders from Europe, USA and Australia.

During the course of the meeting, ImmunAid shareholders resolved unanimously to convert ImmunAid into an unlisted public company so that it may now grow rapidly and receive additional investment capital.  Shareholders also unanimously resolved to adopt a new constitution for ImmunAid Limited, to further support this planned expansion.

The meeting also received positive reports from Dr. Mervyn Jacobson, as CEO of ImmunAid Limited, and from Professor Brendan Coventry, as convener of the ImmunAid Scientific Advisory Committee.  These reports related to positive new developments regarding ImmunAid’s breakthrough in the treatment of cancer and a number of immune-related diseases.

Dr. Malcolm R. Brandon

Chairman

Genetic Technologies Limited (ABN 17 009 212 328)

Phone: +61 3 8412 7000

For further information contact:

Dr. Mervyn Jacobson

Chief Executive Officer

ImmunAid Limited (ACN 096 281 542)

Phone: +61 3 9553 8603